EnCana to sell its oil and pipeline business in Ecuador
to Andes Petroleum Company for US$1.42 billion
CALGARY, Alberta (September 13, 2005) – EnCana Corporation (TSX, NYSE: ECA) has reached an agreement to sell all of its shares in subsidiaries which have oil and pipeline interests in Ecuador to Andes Petroleum Company, a joint venture of Chinese petroleum companies, for approximately US$1.42 billion cash. The sale will have an effective date of July 1, 2005 and is expected to close before year-end. It is subject to prior approval by the Government of Ecuador, normal closing conditions and regulatory approvals.
“This planned sale marks essentially the final step in sharpening the focus on our unparalleled portfolio of unconventional natural gas and oil resources in North America. It is also about concentrating our efforts and investment where we have clear competitive advantage. Since EnCana was formed in early 2002, we have reached agreements to divest of more than $10 billion in non-core assets. We are proud of what our Ecuador team has accomplished since entering the country in 1999 – substantially expanding production while setting new higher standards in protecting the sensitive rainforest environment. EnCana has also sponsored numerous environmental, health and sustainable farming initiatives aimed at helping local communities,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.
The net book value of EnCana’s investment in Ecuador is approximately $1.4 billion. Proceeds from the sale are expected to be directed to debt reduction and the continuation of EnCana’s share purchase program pursuant to EnCana’s current Normal Course Issuer Bid.
Ecuador interests
(EnCana’s production and reserve volumes are net after royalties.)
•	100 percent interest in Tarapoa Block, production: about 38,000 barrels of oil per day

•	40 percent non-operated economic interest in relation to Block 15, production: about 30,000 barrels of oil per day

•	Interests in Block 14 (75 percent), Block 17 (70 percent) and Shiripuno Block (100 percent); production from three blocks: about 7,200 barrels of oil per day

•	Proved reserves at December 31, 2004: 143 million barrels

•	36.3 percent interest in OCP Pipeline, 500 kilometers in length, capacity 450,000 barrels of oil per day
Harrison Lovegrove & Co. Limited has advised EnCana on the entire divestiture transaction. Merrill Lynch acted as a strategic financial advisor to EnCana.
EnCana is continuing with the previously announced divestiture of its natural gas liquids business and its gas storage assets in North America. Both divestitures are expected to be completed over the next six months.

EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the Ecuador transaction and the proceeds therefrom; the anticipated use of proceeds from the transaction for debt reduction and share purchases under the company’s Normal Course Issuer Bid program; the expected closing of the company’s planned divestitures of its natural gas liquids business and its gas storage assets in North America and the timing thereof; anticipated growth potential of the company’s resource play portfolio; and anticipated total resource life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Susan Grey
Analyst, Investor Relations
(403) 645-4751

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